NELSON MULLINS RILEY & SCARBOROUGH LLP ATTORNEYS AND COUNSELORS AT LAW

Andrew M. Tucker T: 202.689.2987 andy.tucker@nelsonmullins.com	101 Constitution Ave, NW, Suite 900 Washington, DC 20001 T: 202.689.2800 F: 202.689.2860 nelsonmullins.com

July 3, 2023

Via EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention:	Ms. Taylor Beech

Ms. Erin Jaskot

RE:	Data Knights Acquisition Corp.

Amendment No. 6 to Registration on Form S-4
Filed [-], 2023
File No. 333-266274

On behalf of Data Knights Acquisition Corp. (the “Company”), we are hereby responding to the letter dated April 26, 2023 (the “Sixth Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (“SEC” or the “Commission”), regarding the Company’s Amendment No. 5 to Registration Statement on Form S-4 filed April 11, 2023 (the “Registration Statement”). In response to the Sixth Comment Letter and to update certain information in the Registration Statement, the Company is submitting its Amendment No. 6 to the Registration Statement (the “Amended Registration Statement”) with the Commission today.

Capitalized terms used but not defined in this letter have the meanings as defined in the Amended Registration Statement.

For ease of reference, the text of the Staff’s comment is included in bold-face type below, followed by the Company’s response.

OneMedNet Revenue Projections, page 117

1.	We note that the projections the Board relied upon in conducting their valuation analysis assumed OneMedNet's revenue for 2022 would be $3.8 million, yet you disclose that OneMedNet's actual revenue for 2022 was $1.53 million. Given the disparity in actual and projected revenue, please tell us whether management expects the results for future periods to differ materially from the projections, and describe what consideration the Board gave to obtaining updated projections or a lack of reliance upon the projections. Further, please amend your disclosure in this section to discuss whether the 2022 actual results have altered the Board's consideration and decision to recommend the business combination and explain why the board is still recommending the transaction if results materially differ from these projections.

Response: The Amended Registration Statement has been revised on page 122- 123 to address the disparity in actual and projected revenue and management’s approach and expectations in connection therewith. We have also added a new risk factor on page(s) 57 of the Amended Registration Statement to discuss the risks to shareholders in connection with projections presented in the same.

California | Colorado | District of Columbia | Florida | Georgia | Illinois | Maryland | Massachusetts | Minnesota

New York | North Carolina | Ohio | Pennsylvania | South Carolina | Tennessee | Texas | Virginia | West Virginia

Securities and Exchange Commission

July 3, 2023

Executive Compensation of OneMedNet

Outstanding Equity Awards, page 198

2.	We note your revised disclosure in response to comment 5 and reissue our comment in part. Please include the disclosure required by Item 402(p). Refer to Item 18(a)(7)(ii) of Form S-4.

Response: The Amended Registration Statement has been revised on page 202 to include a tabular disclosure to comply with the requirements of Item 402(p).

General

3.	We note your revised disclosure in response to comment 7 and reissue our comment in part. Please revise the disclosure throughout so the following is clear to investors:

•	The anticipated timing of the SEPA Financing and the name of the counterparty. In this regard, we note your disclosure states it may occur "in the very near future." Clarify whether you expect this to occur prior to the effectiveness of this registration statement and/or the closing of the business combination;
•	Whether you would issue shares at a discount in the SEPA Financing, and, if so, include a risk factor indicating that shares issued at a discount could result in negative pressure on your stock price following the Business Combination;
•	The total potential dilutive impact of the SEPA at each of the redemption levels detailed in your sensitivity analysis. In this regard, it appears you have only presented the potential dilution as of a date immediately after the business combination, yet you disclose elsewhere that you have received a term sheet for a SEPA Financing for up to $50 million;
•	Revise the Background of the Business Combination section beginning on page 106 to include a discussion of negotiations relating to the SEPA Financing, including background on when and why you decided to pursue this additional financing arrangement and the status of such arrangements; and

Securities and Exchange Commission

July 3, 2023

•	Revise the risk factor on page 70 to present the ownership of the post-combination company without including the PIPE financing and consistent with the presentation elsewhere in the filing.

Response: The Amended Registration Statement has been revised to remove all references to the SEPA given that it is no longer being pursued.

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Given the Company’s time constraints to complete the Business Combination, we would be very appreciative of the Staff’s expeditious review of the Company’s responses and updates to the Amended Registration Statement. Please contact me with any questions or follow up requests. I can be reached at 202-689-2987 or andy.tucker@nelsonmullins.com. Thank you very much for your assistance.

Very truly yours,

Andrew M. Tucker

AMT